GENERAL CLEANING AND MAINTENANCE
                            A Nevada Corporation
                               412 Martha St.
                             Las Vegas, NV 89110

May 10, 2011

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Adam F. Turk, Attorney-Adviser

Re:    General Cleaning and Maintenance
       Registration Statement on Form S-1
       Filed March 31, 2011
       File No.:  333-173222

Dear Mr. Turk:

On behalf of General Cleaning and Maintenance (the "Company"), this letter responds to your April 28, 2011 comment letter, concerning our Registration Statement on Form 10. A marked copy of our revisions to the Registration Statement is enclosed for your reference. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General
-------

1. Please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant ... has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28,
1992). We note that, as of December 31, 2010, you had no assets except cash of $ 13,800 and prepaid expenses of $7,500. Also, we note that you have no contracts associated with your proposed business. As such, it is uncertain from your disclosure whether the company will he able to implement a business plan based in your current financial condition.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419. Alternatively, provide us with a detailed explanation as to why Rule 419 does not apply to this offering and revise your disclosure to demonstrate your status as a non-blank check company with a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Response: Supplementally, this provides the Staff with a detailed explanation as to why Rule 419 does not apply to this offering. "Rule 419 under the Securities Act was adopted in 1992 to control the extent to which such companies are able to access funds from a public offering." See: SEC Proposed Rule Release No. 33-8813, page 44.

Section (a)(2) of Rule 419 under the Securities Act of 1933 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In an adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419. See Securities Act Release No. 6932 (April 13, 1992).

We believe that we are not a blank check company subject to the provisions of Rule 419, pursuant to the guidelines specified in that Release.

The provisions of that Release discuss Rule 419 provisions which specify that a "blank check company" means a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Additionally, a development stage company is defined in Rule 1-02(h) of Regulation S-X as a company that is devoting substantially all of its efforts to establishing a new business in which planned principal operations have not commenced, or have commenced but there has been no significant revenue therefrom.

We have a specific business plan as to provide cleaning services to residential and janitorial services commercial customers. We are a development stage company with limited operating history. Our business plan and purpose has been summarized in the section of our Registration Statement on Form S-1, titled "Description of Business."

We are relying on the provisions of that release, which specify that start-up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering. Although we agree that we are a development stage company, as defined in that Rule 1-02(h), we do not believe we are a blank check company, because we have a specific business plan.

In 2005, the Commission amended Securities Act Rule 405 to define a "shell company" to mean a registrant, other than an asset-backed issuer, that has:

1.  no or nominal operations; and
2.  either:

     o  no or nominal assets;
     o  assets consisting solely of cash and cash equivalents; or
     o assets consisting of any amount of cash and cash equivalents and nominal other assets.

If anything, based on our nominal operations, under this amended Rule, we can be classified as a "shell company", not a "blank check" company. We have indicated in our Registration Statement that we do consider ourselves a "shell company."

Finally, Rule 15g-8 was adopted under the Exchange Act, 17 CFR 240.15g-8, to prevent trading of any securities held in a Rule 419 escrow account. Once again, our registration statement concerns a dividend spin-off. No shares will be held in escrow. All shares will be distributed to our shareholders upon the effectiveness of this S-1 Registration Statement.

For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Response: We respectfully note the Staff's comment. At this time, we have no logo nor any artwork which will be part of the prospectus.


3. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Response: We respectfully note the Staff's comment. We have deleted the reference to the industry report which was not relevant to the marketplace where we compete. See Comment No. 19 below.


Fee Table
---------

4. We note footnote (2) stating the selling shareholders' shares will sell at $0.01 per share until your shares are quoted on the OTC-BB and footnote (3) stating that the price at which the shares held by the selling security holders will be sold is unknown. Please revise to reconcile your disclosure and clarify that the selling shareholders' shares will sell at $0.01 per share until your shares are quoted on the OTC-BB.

Response: We have revised the Fee Table to reconcile our disclosure that the selling shareholders' shares will sell at $0.01 per share until our shares are quoted on the OTC-BB.

Prospectus Cover Page
---------------------

5. Please revise the cover page to reference the applicability of the penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Response: We have revised the cover page and the prospectus summary to reference the applicability of the penny stock rules to transactions in our securities and we included added disclosure in our prospectus summary.


6. We note the discussion regarding your escrow account. Please revise this section to clarify that investors do not have the right to withdraw escrowed funds.

Response: We have revised this section of the cover page to clarify that investors do not have the right to withdraw escrowed funds.


The Offering, page 5
--------------------

7. We note your disclosure on your prospectus cover page that your offering will close on September 30, 2011 unless you terminate it earlier. Please expand this section to briefly describe the conditions under which may result in early termination of your offering.

Response: We have added a section entitled "Termination of Offering" under the "Offering" Section where we expanded the discussion to describe the conditions under which may result in early termination of your offering.


Risk Factors
------------

8. We note your disclosure on page 24 that you anticipate that a market maker will apply to have your shares traded on the over-the-counter bulletin board at some point in the future. Please consider adding a risk factor explaining that you may have difficulty in meeting the qualifications for trading securities on the OTC-Bulletin Board and in finding a market maker willing to list quotations for your shares or sponsor the company listing.

Response: We added Risk Factor #25, which discusses that we may have difficulty in meeting the qualifications for trading securities on the OTC-Bulletin.

"We may not be able to attain profitability without additional funding, which may be unavailable," page 8
-----------------------------------------------------------------------

9. We note your disclosure within this risk factor that if you raise no money in this offering, you will still be able to operate your cleaning business. Please note that it is inappropriate to include such mitigating information within your risk factors. Please revise your risk factors here and throughout this section to remove mitigating information.

Response:  We have removed the mitigating information.


"We may be liable for the services we plan to provide," page 9
--------------------------------------------------------------

10. The risk discussed here applies to companies in and outside of your industry. As such, it appears to be both overly broad and generic. Please revise to clarify how this risk is specific to you or revise to remove the risk factor.

Response: We agree that this risk factor applies to companies in and outside of our industry. Therefore, we have revised the document to remove this risk factor.


"A decline in commercial office building occupancy and rental rates could affect our revenues and profitability," page 11
-------------------------------------------------------------------------

11. From this risk factor, it is not clear how a decline in commercial office building rental rates would affect your revenue or profitability. Please expand your risk factor to clarify how a decline in rental rates is a material risk to your business.

Response: We have revised and expanded this risk factor to state that the decline in office occupancy (not rental rates) would adversely affect our revenues and profitability.


Use of Proceeds, page 19
------------------------

12. Given your no minimum offering, please expand your use of proceeds section to discuss how the proceeds of this offering will be used based on different levels of offering success. For instance, a table disclosing the use of proceeds based on 10%, 25%, 50%, 75%, and 100% of the amounts raised after the closing of this offering would be useful to investors understanding of this section.

Response: We have deleted the old table and added a new table which discloses the use of proceeds based 10%, 25%, 50%, 75%, and 100% of the amounts raised after the closing of this offering.

13. We note your disclosure on page II-1 that you estimate that you will have $700 in transfer agent fees and $296 in printing fees whereas on page 19 you estimate $500 in transfer agent fees and $200 for copying. Please revise for consistency or advise if you will use other sources of funding for transfer agent and copying expenses.

Response: We have reconciled transfer agent fees and printing costs disclosed on page II-1 in the Use of Proceeds table. Please note, the transfer agent fees and printing costs have been asterisked as estimated costs. As the success of offering increases, the costs to provide stock certificates and offering circulars will increase proportionally.


14. We note your disclosure on page 13 that you have reserved the right to use the funds obtained from this offering for purposes not presently contemplated. Since you consider this to be a material risk, please expand your use of proceeds section to state that management may use the proceeds of the offering for other purposes and describe the situations in which such steps may be taken.

Response: We have expanded our use of proceeds section to state that management may use the proceeds of the offering for other purposes and we described a number of the situations in which such steps may be taken.


15. We note that you have total current liabilities of $3,000. Please clarify whether any of your proceeds will be used to extinguish this debt.

Response: Supplementally, although the Company has current liabilities of $3,000 (audit fees), as December 31, 2010 the Company has significant cash on hand $13,800 to pay this invoice. This clarifies that the proceeds from this offering will not be used to extinguish this debt.


Plan of Distribution, page 22
-----------------------------

16. We note that certificates for the shares purchased will be issued when the subscription is accepted and "good funds" are received. Please describe what you mean by "good funds" and indicate who will make the determination that good funds have been received.

Response: We anticipate that if any investors purchase shares in this offering, they will do so with a personal check. When the personal check clears the bank, it will be deemed good funds. We have expanded the disclosure to clarify what we mean by "good funds."

17. We note your disclosure on page 24 referencing the estimated expenses of issuance and distribution set forth below. However, we are unable to locate the disclosure on this page regarding these expenses. Please revise to provide the estimated expenses or include a cross-reference to the applicable disclosure.

Response: We have revised the document to include the chart of estimated expenses.


Description of Business, page 32
--------------------------------

18. We note that you do not have any employees other than your officer. Please revise to discuss how you will carry out your business operations, including the supply of your services, in light of your staffing situation. Also, please revise to discuss how the experience of your sole officer is adequate to provide the services you reference in this section.

Response: We have added disclosure under the heading under the Description of Business entitled "Janitorial Services" to discuss how we will carry out our business operations, in light of our staffing situation.


19. We note you are start-up company focused on providing a wide range of janitorial and cleaning services for clients, primarily in Las Vegas, Nevada, We also note your reference to data provided by the Building Owners and Managers Association. Please revise to clarify, if true, that this data does not relate to Las Vegas specifically and describe the general impact of the recession on the Las Vegas economy and how the lack of economic recovery in Las Vegas may impact your business. Please provide risk factor disclosure, as applicable.

Response: We agree that your assessment of the data presented is not pertinent to the Las Vegas market. Therefore, this reference has been removed and replaced with local data. We now reference the local Yellow Pages for Las Vegas as our source of data as to number of janitorial businesses in operation in this local market.


Management's Discussion and Analysis or Plan of Operation, page 35
------------------------------------------------------------------

20. Given your auditor's going concern opinion, please expand the disclosure in your Liquidity and Capital Resources section on page 37 to be more specific concerning the sources of your liquidity for the next 12 months.
For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose your efforts to date in obtaining such financings.

Response: We have added disclosure that we plan to issue additional equity. See second paragraph under Plan of Operation.

21. Please provide more specific details about the company's plan of operations for the next twelve months including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Response: We have provided more specific details about the company's plan of operations for the next twelve months including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone. See expanded Business Plan Timeline under Plan of Operation.


Directors, Executive Officers, Promoters and Control Persons, page 42
---------------------------------------------------------------------

22. Please clarify which specific experience, qualifications, attributes and skills led to the conclusion that Ms. Corral should serve as director for the registrant. See Item 401(e) of Regulation S-K.

Response: Under "Rocio Corral - Background" we clarified the attributes and skills which led to the conclusion that Ms. Corral should serve as director of the registrant.


23. It appears you have omitted the information required by Item 407(a) of Regulation S-K. Please revise to include this information.

Response: We have included the information required by Item 407(a) of Regulation S-K.


24. We note that you have not established a separately designated audit, nominating or compensation committee. Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

Response: We have added disclosure that we have not established an audit, nominating or compensation committee and at this time the Board believes that there is no need to adopt a policy for a small company.

Certain Relationships and Related Party Transactions, page 46
-------------------------------------------------------------

25. Please identify Ms. Corral as your promoter within this section or advise. To the extent there are other promoters, please disclose as such. Please refer to Item 404(c) of Regulation S-K.

Response:  We have identified Ms. Corral as our promoter within this section.

Part II. Information Not Required In Prospectus
-----------------------------------------------

Recent Sales of Unregistered Securities, page II-3
--------------------------------------------------

26. Please provide additional details of how your disclosed purchases and sales meet the applicable exemption pursuant to Section 4(2) of the Securities Act. For example if your shares were sold pursuant to the safe harbor in Rule 506 of Regulation D, you should disclose when you commenced your various offerings and how many investors were deemed "accredited investors" as that term is defined in Rule 501(a) of Regulation D. Discuss how investors were solicited, considering you only have one person serving as your officer and director. See Items 701(a) and (d) of Regulation S-K.

Response: We have provided additional details how our disclosed purchases and sales meet the applicable exemption pursuant to Section 4(2) of the Securities Act. Although we have only one officer/director only four investors were solicited.


Exhibits
--------

Exhibit 5.1
-----------

27. We note the statement that "[t]he issue and sale of the Company Shares to be sold pursuant to the terms of the Registration Statement..." Please have counsel revise the opinion so that it clearly applies to all shares being offered pursuant to your registration statement.

Response: Our counsel has revised his opinion letter, whereby it applies to all shares being offered pursuant to your registration statement.


Mr. Turk, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

General Cleaning and Maintenance

By:  /s/  Rocio Corral
---------------------------------
          Rocio Corral
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel







































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